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jcummins@sidley.com (212) 839-5374	FOUNDED 1866

January 10, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Duc Dang, Special Counsel

Kristi Marrone, Staff Accountant

Daniel Gordon, Accounting Branch Chief

Rochelle Plesset, Division of Investment Management

Folake Ayoola, Attorney Advisor

Re:	Starwood Waypoint Residential Trust
Amendment No. 2 to Registration Statement on Form 10-12B
Filed December 23, 2013
File No. 001-36163

Ladies and Gentlemen:

Starwood Waypoint Residential Trust (the “Company”) is submitting this letter in response to comments of the staff of the Securities and Exchange Commission, contained in a letter dated January 8, 2014 from Mr. Duc Dang, Special Counsel, in respect of Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10 (File No. 001-36163) (the “Registration Statement”), including, as Exhibit 99.1, a revised Information Statement (the “Information Statement”).  For your convenience, the staff’s comments are included in this letter and are followed by the applicable response.  We will also provide the staff with courtesy copies of this response.  References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2.

Management’s Discussion and Analysis, page 108

1.                                      You indicate that distressed and non-performing loans could take up to 24 months to be converted into REO. Please tell us if you are able to provide a range or average cost associated with the administrative and legal costs of converting the loans into REO. Also, tell us if you have loans concentrated in any states that impose additional burdens on the foreclosure process.

Response:  The costs the Company incurs associated with converting loans generally include ongoing real estate taxes, insurance and property preservation on the underlying collateral, loan servicing and asset management and legal.  Typically, the Company first tries to negotiate a deed-in-lieu of foreclosure transaction with the borrower, as this is the quickest and most cost effective means of conversion and generally costs less than $10 thousand.  However, most borrowers do not agree to deed-in-lieu transactions, so the Company generally converts the loans through foreclosure. The costs to foreclose on a home typically range between $10 thousand and $30 thousand, with an estimated average of approximately $20 thousand.  The amount of costs incurred is primarily dependent on the  length of time it takes to complete the foreclosure. Foreclosures typically take between several months and 24 months, but can take as long as three years or more in the most burdensome states with the most difficult foreclosure processes, such as New Jersey and New York, which represent approximately 7% and 11%, respectively, of the Company’s non-performing loan portfolio as of September 30, 2013 based on purchase price.

The Company intends to expand the disclosure on page 112 as follows, and the expanded disclosure is set forth below in underlined text for ease of reference:

“We believe that a majority of these distressed and non-performing residential mortgage loans will have entered or may enter into foreclosure or similar proceedings, ultimately becoming REO that can be added to our portfolio if they meet our investment criteria or sold through REO liquidation and short sale processes. The costs we incur associated with converting loans generally include ongoing real estate taxes, insurance and property preservation on the underlying collateral, loan servicing and asset management and legal.  We estimate that such costs typically range between $10 thousand and $30 thousand per foreclosure.  The amount of costs incurred is primarily dependent on the length of time it takes to complete the conversion. We expect the timeline for these processes to vary significantly, and final resolution could take up to 24 months, but can take as long as three years or more in the most burdensome states with the most difficult foreclosure processes, such as New Jersey and New York (states in which approximately 7% and 11%, respectively, of our distressed and non-performing loans are located as of September 30, 2013 based on purchase price).  The variation in timing could result in variations in our revenue recognition and our operating performance from period to period. There are a variety of factors that may inhibit our ability to foreclose upon a loan and get access to the real property within the time frames we model as part of our valuation process. These factors include, without limitation: state foreclosure timelines and deferrals associated therewith (including with respect to litigation); authorized occupants living in the home; federal, state or local legislative action or initiatives designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures and that serve to delay the foreclosure process; programs that require specific procedures to be followed to explore the refinancing of a residential mortgage loan prior to the commencement of a foreclosure proceeding; and declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the already overburdened judicial and administrative systems.”

Net Property Operating Income, page 118

2.                                      We note your response to comment 5. Considering over 10% of the homes owned for more than 180 days are not deemed “in-service,” please tell us whether providing property operating information for your properties owned 180 days or longer would be meaningful to investors. Also, please tell us if in-service properties can be taken out of service when computing this operating measure.

Response:  The Company believes the disclosure relating to homes owned for more than 180 days that it has included in Amendment No. 2 (refer to page 15) is useful in that it allows investors to assess the rate at which the Company has successfully renovated and leased homes in its various material market locations.  Furthermore, this information (most notably the “Percentage Leased” information) can be used by investors to compare the Company to its peers, as they generally disclose similar data.  However, the Company does not believe that separately disclosing the aggregate operating results for properties owned 180 days or longer would be materially useful information for investors.  If the Company stopped acquiring homes, perhaps the disclosure would be useful for investors in that it could be used to develop a projection of future net operating income, when combined with the “Percentage Leased” disclosure and other relevant disclosures in Amendment No. 2.  However, the Company continued to materially increase its single-family portfolio during the fourth quarter of 2013.  Additionally, the Company does not believe that this disclosure will be materially useful information for its investors over the longer-term as its portfolio becomes stabilized.

With regard to the second inquiry, the Company’s in-service properties are generally not expected to be taken out of service when computing net operating income.  The Company’s properties typically involve an initial renovation period after they are acquired.  Once this initial renovation period is completed and the properties are ready for their intended use, the properties are placed into service, which, from an accounting perspective means that direct costs of ownership, such as taxes, insurance, maintenance, etc. are expensed as incurred, and assuming the property is not “held-for-sale,” depreciation begins.  With the rare exception (e.g., a property that is taken out of service for a material redevelopment such as a home expansion), once homes are placed into service they will remain in-service, such that even during periods of tenant turnover, properties will be considered operating and their operating expenses will continue to be expensed as incurred.

Note 2. Summary of Significant Accounting Policies, page F-9

Investments in Real Estate, page F-10

3.                                      We note your response to comment 8 from our letter dated September 4, 2013 and continue to evaluate your position that properties acquired with in-place leases should be accounted for as asset acquisitions.

Response: The Company appreciates the staff’s consideration of the Company’s position and looks forward to the resolution of this matter.

Loans, page F-11

4.                                      Please tell us what consideration you give to necessary repairs, or estimated necessary repairs, in circumstances where you convert loans into homes through foreclosure or other resolution processes and you may or may not be able to access the home prior to conversion.

Response:  As disclosed in the referenced accounting policy note, the Company primarily utilizes broker price opinions (“BPOs”) in estimating the fair value of the residential property collateral supporting its loans.  The Company engages firms that have established national broker networks, and that are well-recognized in the industry for having developed systems and processes for delivering reliable BPOs.  For purposes of recognizing the gain (or loss, if applicable) from converting a loan to a home, the Company uses the “as-is” value provided in a BPO, which represents the estimated selling price of the home in its current condition assuming that a sale occurs within 90 days of listing.  The development of an “as-is” estimate includes a site visit by the broker, during which they examine the condition of the home’s exterior and, if accessible, the interior.  Where the interior of a home is accessible by a broker, the BPO will take into consideration an estimate of any necessary repairs observed by the broker. In situations where the interior is not accessible, the broker must utilize his or her experience and expertise to estimate value based upon more limited information, likely including an estimate of necessary repairs based upon a correlation between the state of a home’s exterior with its interior as well as any other information accumulated on the home, location or borrower, etc. The broker will also typically view any portion of the interior observable through windows to obtain a direct sense of the interior condition.

The Company intends to insert the following disclosure as the last sentence in the second full paragraph on page F-11.  The expanded disclosure is set forth below in underlined text for ease of reference:

“We evaluate our properties to be held and used for indications of impairment at least quarterly, typically in connection with preparing the quarter-end financial statements. We assess impairment at the lowest level for which cash flows are available, which is on a per-property basis. If an impairment indicator exists, we compare the property’s expected future undiscounted cash flows to the carrying amount of the property. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the property, we record an impairment charge equal to the excess of the property’s carrying amount over the estimated fair value. In estimating fair value, we primarily consider the local broker price opinion, but also consider any other comparable home sales or other market data, as considered necessary. Such values represent the estimated amounts at which the homes could be sold for in their current condition, assuming the sale is completed within a period of time typically associated with non-distressed sellers.  Estimated values may be less precise, particularly in respect of any necessary repairs, where the interior of homes are not accessible for inspection by the broker performing the valuation.”

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We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments.  Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Michael A. Gordon at (312) 853-2217.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

cc:	Andrew J. Sossen
Michael A. Gordon